UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

Oomi, Inc.

(Name of Issuer)

---

838 Commonwealth Ave
Venice, California 90291
www.getunomi.com

(Physical Address & Website of Issuer)

Delaware	**Corporation**	**September 2, 2016**
(Jurisdiction of Incorporation/Organization)	(Form of Organization)	(Date of Organization)

Not Applicable

(Name of Co-Issuer)

MicroVenture Marketplace Inc.

(Offering Intermediary)

0001478147	**152513**	**008-68458**
(Intermediary CIK Number)	(Intermediary CRD Number)	(Intermediary SEC File Number)

Amount of compensation to be paid to the intermediary for conducting the Offering, including the amount of referral and any other fees associated with the offering:

The intermediary shall receive a fee consisting of five percent (5%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The intermediary will receive a number of securities of the issuer that is equal to two percent (2%) of the total number of securities sold by the issuer in the offering.

OFFERING INFORMATION

Crowd Notes	25,000	March 11, 2024	$25,000.00
(Type of Security Offered)	(Target No. of Securities Offered)	(Deadline to Meet Target Amount)	(Target Offering Amount)
Yes	**Issuer's discretion**	**$1.00**	**$618,000.00**
(Oversubscriptions Accepted)	(Oversubscription Allocation)	(Price per Security)	(Maximum Offering Amount)

Note: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned.

_____

ANNUAL REPORT DISCLOSURE INFORMATION

Current Number of Employees   5

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$ 18,499.00	$ 56,052.00
Cash & Cash Equivalents	$ 13,580.00	$ 51,133.00
Accounts Receivable	$ -	$ -
Short-Term Debt	$ 187,012.00	$ 129,623.00
Long-Term Debt	$ 413,657.00	$ 390,507.00
Revenues/Sales	$ 543.00	$ 409.00
Cost of Goods Sold	$ -	$ -
Taxes Paid	$ -	$ -
Net Gain (Loss)	$ (118,092.00)	$ (135,655.00)

_____

JURISDICTIONS IN WHICH THE ISSUER INTENDS TO OFFER THE SECURITIES

Alabama	Illinois	Nebraska	South Carolina
Alaska	Indiana	Nevada	South Dakota
Arizona	Iowa	New Hampshire	Tennessee
Arkansas	Kansas	New Jersey	Texas
California	Kentucky	New Mexico	Utah
Colorado	Louisiana	New York	Vermont
Connecticut	Maine	North Carolina	U.S. Virgin Islands
Delaware	Maryland	North Dakota	Virginia
District Of Columbia	Massachusetts	Ohio	Washington
Florida	Michigan	Oklahoma	West Virginia
Georgia	Minnesota	Oregon	Wisconsin
Guam	Mississippi	Pennsylvania	Wyoming
Hawaii	Missouri	Puerto Rico	American Samoa
Idaho	Montana	Rhode Island	Northern Mariana Islands

February 15, 2023

OOMI, INC.



Explanatory Note

_____

Oomi, Inc. (the "Company," as well as references to "UNOMi," "we," "us," or "our"), is filing an amendment to its Form C, which was initially filed with the Securities and Exchange Commission on October 4, 2023, to disclose an investment made by a related party of the Company.

Regulation Crowdfunding Offering of Crowd Notes

_____

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by Oomi, Inc., a Delaware Corporation (the "Company," as well as references to "UNOMi," "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Investors in the Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $618,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "The Securities". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Intermediary will also be entitled to receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

(1) Excludes fees to the Company's advisors, such as attorneys and accountants.

_____

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "Commission") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials.

These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration.

The company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") and pursuant to Regulation Crowdfunding must file a report with the Commission annually and post the report on its website no later than 120 days after the end of the Company's fiscal year. In accordance with Rule 202(b) of Regulation Crowdfunding, this annual report must be filed and posted until one of the following occurs:

1) The Company is required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");
2) The Company has filed at least one annual report pursuant to the ongoing reporting requirements of Regulation Crowdfunding and has fewer than 300 holders of record;
3) The Company has filed the annual reports pursuant to the ongoing reporting requirements of Regulation Crowdfunding for the three most recent years and has less than $10,000,000 of total assets;
4) The Company, or another party, repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) The Company liquidates or dissolves its business in accordance with state law.

_____

The date of this Form C/A is February 15, 2024.

The Company has certified that all of the following statements are TRUE:

1) The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) The Company is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Exchange Act;
3) The Company is not an investment company, as defined in section 3 of the Investment Company Act of 1940, or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act;
4) The Company is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act as a result of a disqualification as specified in Section 503(a) of Regulation Crowdfunding;
5) The Company has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
6) The Company has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

_____

THIS FORM C/A DOES NOT CONSTITUTE AN OFFERING OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CROWDFUNDING. SPECIFICALLY, THE SECURITIES MAY NOT BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF DURING THE ONE YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED, UNLESS SUCH SECURITIES ARE TRANSFERRED:
1) TO THE ISSUER;
2) TO AN ACCREDITED INVESTOR;
3) AS PART OF AN OFFERING REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION; OR
4) TO A MEMBER OF THE FAMILY OF THE PURCHASER OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE PURCHASER, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE PURCHASER OR THE EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE PURCHASER OR OTHER SIMILAR CIRCUMSTANCE.

INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES, AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS".

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY, THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING, THE COMPANY, OR ANY OTHER RELEVANT MATTERS AND ADDITIONAL REASONABLE INFORMATION. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

THIS FORM C/A DOES NOT PURPORT TO CONTAIN ALL OF THE INFORMATION THAT MAY BE REQUIRED TO EVALUATE THE OFFERING, AND ANY RECIPIENT HEREOF SHOULD CONDUCT ITS OWN INDEPENDENT ANALYSIS. STATEMENTS CONTAINED HEREIN AS TO THE CONTENT OF ANY AGREEMENTS OR OTHER DOCUMENT ARE SUMMARIES AND, THEREFORE, ARE NECESSARILY SELECTIVE AND INCOMPLETE AND ARE QUALIFIED IN THEIR ENTIRETY BY THE ACTUAL AGREEMENTS OR OTHER DOCUMENTS. THE STATEMENTS OF THE COMPANY CONTAINED HEREIN ARE BASED ON INFORMATION BELIEVED TO BE RELIABLE. NO WARRANTY CAN BE MADE AS TO THE ACCURACY OF SUCH INFORMATION OR THAT CIRCUMSTANCES HAVE NOT CHANGED SINCE THE DATE OF THIS FORM C/A. THE COMPANY DOES NOT EXPECT TO UPDATE OR OTHERWISE REVISE THIS FORM C/A OR OTHER MATERIALS SUPPLIED HEREWITH. THE DELIVERY OF THIS FORM C/A AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS FORM C/A.

THIS FORM C/A IS SUBMITTED IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN AND MAY NOT BE REPRODUCED OR USED FOR ANY OTHER PURPOSE.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING, OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR FEDERAL AND STATE TAX CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP, AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY REGARDING THE PURCHASE, TRANSFER, AND/OR RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

SILICON VALLEY BANK, A DIVISION OF FIRST CITIZENS BANK & TRUST COMPANY, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

COMPANY & OFFERING SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this Form C/A. This summary does not contain all of the information you should consider before investing in our Securities. You should read this entire Form C/A carefully, including the sections titled "Risk Factors" and "Discussion & Analysis of Financial Condition & Results of Operations" and our financial statements and the related notes, attached as Exhibit A, before making an investment decision. Our fiscal year ends December 31st.

Oomi, Inc.
838 Commonwealth Ave
Venice, California 90291
www.getunomi.com

Introduction

Oomi, Inc. is the developer of UNOMi, a software service and platform for animators, video game developers, and other content creators that is designed to facilitate easier and faster production of animated content. The Company sells its suite of software products and features as a subscription, with customers able to purchase the product on a monthly or annual basis.

History

The Company was incorporated in Delaware on September 2, 2016 and was inspired by Obi Onyejekwe's desire to solve problems he observed in the animation and advertising industry. From 2016 to 2018, Obi led the development of UNOMi's 2D and 3D artificial intelligence (AI) lip-syncing software that is currently available on the market. The lip-syncing technology leverages advanced, AI voice recognition that automates many of the most time-consuming aspects of animation production. The voice recognition software understands human speech in multiple languages and allows animators to easily create the speech of multiple 2D and 3D animated characters.

In 2019 Obi and the team started creating a revolutionary markerless motion capture technology. The software will be ready in 2023. UNOMI's motion capture software will give content creators the ability to easily track human movement within their home or studio, which will eliminate the need to rent expensive motion capture studio space and equipment. They believe that large-scale animation studios will be able to drastically reduce costs, allowing them to create more content in a significantly shorter amount of time.

UNOMi started building its Avatar Creator plugin in 2021 and has officially launched the plugin, which is available on Adobe After Effects, Premiere, Final Cut, and Motion. The 3D plugin allows users to easily implement and animate 3D characters and objects quickly and easily. Each UNOMi software will be intuitive, which will eliminate a learning curve for most users.

The Offering

UNOMi is offering investment in Crowd Notes. A Crowd Note is similar to a Simple Agreement for Future Equity security where an investor makes a cash investment in our company but receives company stock at a later date only in connection with a specific event. The Crowd Note is not a debt instrument. The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

$100.00	$25,000	$618,000.00	March 11, 2024
(Minimum Investment)	(Target Offering Amount)	(Maximum Offering Amount)	(Offering Deadline)
$1.00	$25,500	$630,360.00	None
(Price per Security)	(Principal of Crowd Notes Outstanding if Target Offering Amount Reached)	(Principal of Crowd Notes Outstanding if Maximum Offering Amount Reached)	(Voting Rights)

The amount of Securities outstanding in the table above is inclusive of the two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering to which the Intermediary is entitled at the conclusion of the Offering.

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RISK FACTORS

IN ADDITION TO THE RISKS DETAILED BELOW, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY COMPANY MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT US. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER IT WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN. EACH PROSPECTIVE PURCHASER IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE SECURITIES AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHER THINGS, THE RISK FACTORS DISCUSSED BELOW.

Risks Related to Our Business & Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were organized in 2016 and began developing our first product in 2017. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. In order to succeed, the Company will need to attract additional capital and additional personnel, and there can be no assurances that the Company will be able to attract the needed capital and personnel.

We have a history of losses. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate.

We have not been profitable in the past. We have not generated any significant revenues to date. Before we are able to generate any material level of revenues, we will incur significant additional losses. We expect to substantially increase our research and development and sales and marketing and general and administrative expenses. As a result, we will need to generate significant revenues to achieve and maintain profitability in the future. We cannot assure you that we will achieve profitable operations or maintain them if achieved. Failure to achieve or maintain profitability will materially and adversely affect our business.

There can be no assurance that the company will achieve profitability.

There can be no assurance that the Company will achieve profitability. The Company may depend upon funds raised from the sale of its stock and additional financings to finance its operations. The Company believes these amounts will be sufficient to finance its operations. However, no assurance can be given as to (i) the sufficiency of the funds raised from the Offering, (ii) the ability of the Company to raise or borrow additional funds, (iii) if the funds are available, that the terms will be acceptable by the Company, or (iv) the ability of the Company to attain its financial objectives.

If we cannot continue to develop, acquire, market and offer new products and services or enhancements to existing products and services that meet customer requirements, our operating results could suffer.

The process of developing and acquiring new technology products and services and enhancing existing offerings is complex, costly and uncertain. If we fail to anticipate customers' rapidly changing needs and expectations or adapt to emerging technological trends, our market share and results of operations could suffer. We must make long-term investments, develop, acquire or obtain appropriate intellectual property and commit significant resources before knowing whether our predictions will accurately reflect customer demand for our products and services. If we misjudge customer needs in the future, our new products and services may not succeed and our revenues and earnings may be harmed. Additionally, any delay in the development, acquisition, marketing or launch of a new offering or enhancement to an existing offering could result in customer attrition or impede our ability to attract new customers, causing a decline in our revenue, earnings or stock price and weakening our competitive position.

We offer our products on a variety of hardware platforms. Consumers continue to migrate from personal computers to tablet and mobile devices. If we cannot continue adapting our products to tablet and mobile devices, or if our competitors can adapt their products more quickly than us, our business could be harmed. Releases of new devices or operating systems may make it more difficult for our products to perform or may require significant costs in order for us to adapt our solutions to such devices or operating systems. These potential costs and delays could harm our business.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on its CEO, Obi Onyejekwe. The Company has or intends to enter into an employment agreement with Obi Onyejekwe although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of either Obi Onyejekwe or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Introduction of new technology could harm our business and results of operations.
The expectations and needs of technology consumers are constantly evolving. Our future success depends on a variety of factors, including our continued ability to innovate, introduce new products and services efficiently, enhance and integrate our products and services in a timely and cost-effective manner, extend our core technology into new applications, and anticipate emerging standards, business models, software delivery methods and other technological developments. Integration of our products and services with one another and other companies' offerings creates an increasingly complex ecosystem that is partly reliant on third parties. If any disruptive technology, or competing products, services or operating systems that are not compatible with our solutions, achieve widespread acceptance, our operating results could suffer and our business could be harmed.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Obi Onyejekwe in order to conduct its operations and execute its business plan; however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Obi Onyejekwe dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove

to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. [and various foreign jurisdictions].

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We must comply with various laws and regulations. We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

Our ability to sell our services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services could have an adverse effect on our sales and results of operations.

Once our services are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these services, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional services to existing customers could be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

If we fail to maintain or expand our relationships with our suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, such as Apple and Adobe, to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

If our customers fail to renew subscriptions in accordance with our expectations, our future revenue and operating results could suffer.

Our products involve subscription-based offerings pursuant to product and service agreements. Revenue from our subscription customers is generally recognized ratably over the term of their agreements, which are typically monthly or annually. Our customers have no obligation to renew their subscriptions for our services after the expiration of their initial subscription period, and customers may not renew their subscriptions at the same or higher level of service, for the same number of seats or for the same duration of time, if at all. Moreover, under certain circumstances, some of our customers have the right to cancel their agreements prior to the expiration of the terms. Our varied customer base combined with the flexibility we offer in the length of our subscription-based agreements complicates our ability to precisely forecast renewal rates. Therefore, we cannot provide assurance that we will be able to accurately predict future customer renewal rates.

Our customers' renewal rates may decline or fluctuate as a result of a number of factors, including their level of satisfaction with our services, our ability to continue enhancing features and functionality, the reliability (including uptime) of our subscription offerings, the prices of offerings and those offered by our competitors, the actual or perceived information security of our systems and services, decreases in the size of our customer base, reductions in our customers' spending levels or declines in customer activity as a result of economic downturns or uncertainty in financial markets, including as a result of the COVID-19 pandemic. If our customers do not renew their subscriptions or if they renew on terms less favorable to us, our revenue may decline.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

The market is competitive and our success is reliant upon our ability to keep up with rapid technological advances.

We operate in a highly competitive and rapidly changing marketplace with a variety of organizations that offer services competitive with those we offer. The markets for the Company's products and services are highly competitive, and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of mobile communication and media devices, personal computers, and other digital electronic devices. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support, and corporate reputation.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Risks Related to Investment in our Securities

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX, AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his, her or their attorney.
You should be aware of the long-term nature of this investment. There is not currently and likely will not in the future be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Transfer of the Crowd Notes is also subject to the prior written approval of the Company, which may be given or withheld in the Company's sole discretion. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

A majority of the Company is owned by a small number of owners.
Prior to the Offering, the current owners of the Company who own 20% or more of the Company's outstanding equity currently beneficially own up to 76.6% of the Company's equity. Subject to any fiduciary duties owed to our other owners or

investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the Intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form C/A contains forward-looking statements within the meaning of the federal securities laws, which are statements that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "shall," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this Form C/A include, but are not limited to, statements about:

- our future financial performance, including our revenue, cost of revenue, and operating expenses;
- our ability to maintain the quality and availability of our product(s);
- our ability to increase the number of paid customers;
- our ability to achieve widespread adoption;
- our ability to effectively manage our growth and future expenses;
- our ability to maintain our network of partners;
- our ability to enhance or improve our product(s) to respond to new technologies and requirements;
- our estimated market opportunity;
- the future benefits to be derived from potential third-party partnerships or integrations;
- our ability to maintain, protect, and enhance our intellectual property;
- our ability to comply with modified or new laws and regulations applying to our business;
- the attraction and retention of qualified employees and key personnel;
- our anticipated investments in sales and marketing and research and development;
- the sufficiency of our cash, cash equivalents, and investments to meet our liquidity needs; and
- our ability to successfully defend litigation brought against us.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Form C/A.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Form C/A primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled "Risk Factors" and elsewhere in this Form C/A. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Form C/A. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Form C/A relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Form C/A to reflect events or circumstances after the date of this Form C/A or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Form C/A, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.

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MARKET & INDUSTRY DATA

This Form C/A contains statistical data and estimates that are based on independent industry publications or other publicly available information, as well as other information based on our internal sources. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled "Risk Factors."

THE COMPANY

Business & Anticipated Business Plan

Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry, and its future plans and prospects. ***Exhibit B*** *is incorporated by reference into this Form C/A.*

California-based UNOMi is a software service for animators, content creators, and video game developers located within the global animation market, encompassing offerings such as software and services and product types like 2D Animation, 3D Animation, Motion graphics, and Stop Motion. We have a suite of software products that we sell on a monthly or annual subscription basis via our website and other channels. Our software is designed to enable users to produce animated content more efficiently.

The Company was incorporated in Delaware on September 2, 2016 and was inspired by Obi Onyejekwe's desire to solve problems he observed in the animation and advertising industry. From 2016 to 2018, Obi led the development of UNOMi's 2D and 3D artificial intelligence (AI) lip-syncing software that is currently available on the market. The lip-syncing technology leverages advanced, AI voice recognition that automates many of the most time-consuming aspects of animation production. The voice recognition software understands human speech in multiple languages and allows animators to easily create the speech of multiple 2D and 3D animated characters.

In 2019 Obi and the team started creating a revolutionary markerless motion capture technology. The software will be ready in 2023. UNOMI's motion capture software will give content creators the ability to easily track human movement within their home or studio, which will eliminate the need to rent expensive motion capture studio space and equipment. They believe that large-scale animation studios will be able to drastically reduce costs, allowing them to create more content in a significantly shorter amount of time.

UNOMi started building its Avatar Creator plugin in 2021 and has officially launched the plugin, which is available on Adobe After Effects, Premiere, Final Cut, and Motion. The 3D plugin allows users to easily implement and animate 3D characters and objects quickly and easily. Each UNOMi software will be intuitive, which will eliminate a learning curve for most users.

UNOMi leverages advanced voice recognition and motion capture technology to automate many aspects of animation production. Our voice recognition software understands human speech in multiple languages. This allows animators to easily create the speech of multiple two-dimensional and three-dimensional animated characters. UNOMi also released an augmented reality (AR)/virtual reality (VR), 3D object plugin for Adobe and Final Cut, called Avatar Creator. Avatar Creator is designed to facilitate the creation and animation of 3D characters and aims to offer a user-friendly experience without the need for special equipment or training. By leveraging our technology, large-scale animation studios may be able to reduce production costs and times, allowing them to create more content in a shorter amount of time.

UNOMi plans to expand on its suite of products and create features that enable customers to easily create content. We plan to develop additional tools for our product. One such anticipated development would allow users to track human movement from a pre-recorded video. UNOMi's upcoming motion capture software, which is set to be released in October 2023, is engineered to give content creators the ability to easily track human movement within their home or studio, eliminating the need to rent expensive motion capture studio space and equipment. UNOMi also has plans to release an update for its 2D Lip Sync product in October 2023.

The Company's primary competitors are Unity, Genies, RADiCAL, DeepMotion, and Reallusion. UNOMi stands out as an AI-driven animation software provider, emphasizing the creation of comprehensive digital personas, especially through its advanced lip-syncing applications. While Unity dominates with its 3D content creation tools and Genies focuses on digital avatars, especially for celebrities, RADiCAL brings AI-powered 3D motion capture to the table. Meanwhile, DeepMotion specializes in Motion Intelligence, and Reallusion offers a diverse suite of animation tools. UNOMi's unique selling point is its user-centric design, eliminating the need for specialized equipment and offering compatibility with popular software platforms. However, to maintain its market position, continuous innovation and adaptation to rapid technological shifts are imperative for UNOMi.

Products & Services

Product / Service	Development Stage	Description	Market
2D Lip-Sync	Launched	Designed for synchronizing mouth poses with voice recordings in 2D animations	2D Animation
3D Lip-Sync	Launched	Designed for synchronizing mouth poses with voice recordings in 3D animations	3D Animation
Avatar Creator	Launched	3D plugin designed to facilitate the creation and animation of 3D characters	3D Animation
Motion Capture	In Development	Marker less motion tracking technology that allows users to track human movement from prerecorded footage	3D Animation

Intellectual Property

Application or Registration Information	Title	Description	Application Date	Grant Date	Country
Trademark No. 5361328	N/A	Company logo	2/7/17	12/19/17	United States

Directors & Officers

Name	Board Service	Company Position(s)	Principal Occupation	Business Experience
Obi Onyejekwe	Director, Secretary September 2016 to Present	CEO September 2016 to Present Oversees general business or operations of the company Directs business and product strategy Hires staff Leads fundraising efforts	UNOMi Animation software CEO September 2016 to Present	UNOMi Director, CEO, September 2016 to Present Pirate Pixel Co-Founder, COO, March 2011 to Present

Legal Matters

Covered Persons
Covered Persons are:

- directors, officers, general partners or managing members of the Company;
- beneficial owners of 20 percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
- promoters connected with the issuer in any capacity at the time of the Offering;
- persons that have been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the Offering; and

- general partners, directors, officers, or managing members of any such solicitor.

Governmental/Regulatory Approval and Compliance
The Company is subject to U.S. laws and regulations affecting its domestic operations in the areas of labor, consumer protection, quality of services, safety, and other areas. Failure to comply with these laws and regulations could subject the Company to administrative and legal proceedings and actions by these various governmental bodies.

Litigation
There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company, any predecessor entity of the Company, any entity under common control with the Company, or against any Covered Person of the Company.

Bad Actor Disclosure
"Bad actor" disqualifications include criminal convictions, court injunctions and restraining orders, final orders of state and federal regulators, SEC disciplinary orders, SEC cease-and-desist orders, SEC stop orders, suspension from a self-regulatory organization, and US Postal Service false representation orders.

None of the Company, any predecessor entity of the Company, any entity under common control with the company, or any Covered Person of the Company is subject to any bad actor disqualification under any relevant U.S. securities laws.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

_____

DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Please also see the "ANNUAL REPORT DISCLOSURE INFORMATION" within this Form C/A and the financial statements attached hereto as Exhibit A. The financial statements are an important part of this Form C/A and should be reviewed in their entirety.

Results of Operations

We are currently focusing on generating revenue from our portfolio of products as well as making minor updates to our software as needed. We are not certain when or if we will generate profits in the future and intend to devote our resources to marketing and sales in the near future.

The Company does not expect to achieve profitability in the next twelve (12) months and intends to focus on the following: our go to market strategy, hiring out a sales team, developing relationships among influential members of the animation community, and software maintenance.

Material Changes and Trends

The Company has not observed any material changes or trends in its financial condition or results of operations during the time period subsequent to the period for which financial statements have been provided.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds may have an effect on our liquidity, as we currently have minimal cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

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THE OFFERING

The Company is offering up to 618,000 in principal amount of Crowd Notes for up to $618,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by March 11, 2024 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $618,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Silicon Valley Bank, a division of First Citizens Bank & Trust Company, until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.

In the event that $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

In the event the Company does conduct the first of multiple closes, the Company agrees to only withdraw $75,000 from escrow and will only conduct the Intermediate Close if more than thirty (30) days remain before the Offering Deadline. The Company may only conduct another Intermediate Close before the Offering Deadline if: (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close; and (ii) more than thirty (30) days remain before the Offering Deadline.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

The Company agrees to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields set forth the compensation being paid in connection with the Offering.

Commission/Fees

At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Issuer shall also pay an escrow fee equal to the greater of $1,000 or 35 basis points of the total amount raised, whichever is greater, upon distribution of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation

The Intermediary will be entitled to receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering related to the purchase and sale of the Securities.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

_____

<center>**THE SECURITIES**</center>

We request that you review the Crowd Note and Subscription Agreement in conjunction with the following summary information.

See the "Company Securities Issued & Outstanding" section for details concerning our authorized capitalization.

<center>**Definitions**</center>

Crowd Note. A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our company but gets company stock at a later date in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument.

Discount   n/a

Interest Rate   n/a

Valuation Cap $4 million for first $250,000 invested, $6 million thereafter

Major Investor. An investor who invests at least $25,000 in this Offering.

Qualified Equity Financing. The first sale (or series of related sales) by us of our preferred stock following the closing of this Offering from which we receive gross proceeds of not less than $618,000.00 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale (or series of related sales).

Conversion Price. The lower of:

(A) the product of (1) one minus any applicable Discount, and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or

(B) the quotient resulting from dividing (1) the Valuation Cap by (2) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange, or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing.

Conversion Shares. Shares of our preferred stock that are issued in connection with the Qualified Equity Financing.

Shadow Series. A series of our preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the shadow series shall equal the Conversion Price and the following additional differences will apply:

(i) shadow series shareholders will grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of our company (except for on matters required by law) by irrevocable proxy; and

(ii) shadow series shareholders will receive quarterly business updates from the company through the Intermediary's platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Corporate Transaction. The:

(i) closing of the sale, transfer, or other disposition of all or substantially all of our assets,

(ii) consummation of the merger or consolidation of our company with or into another entity (except a merger or consolidation in which the holders of capital stock of our company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of our company or the surviving or acquiring entity),

(iii) closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of securities of our company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of our company (or the surviving or acquiring entity), or

(iv) initial public offering, liquidation, dissolution or winding up of our company; <u>provided, however</u>, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

Outstanding Principal. The price paid for the Crowd Note plus any unpaid accrued interest.

Events Triggering Conversion of Crowd Notes

If you are a Major Investor, then the specified event upon which the Crowd Note would convert into capital stock of our company is a Qualified Equity Financing.

If you are not a Major Investor, then the Crowd Note will only convert into capital stock of our company upon the earlier of (i) our company's election to convert your Crowd Note, or (ii) a Corporate Transaction that occurs after a Qualified Equity Financing.

If the Crowd Note converts into equity in connection with a Qualified Equity Financing, then we will convert the Crowd Note into a number of Conversion Shares equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price.

The issuance of Conversion Shares will be on the same terms and conditions applicable to the stock sold in the Qualified Equity Financing. However, any investor who is not a Major Investor will receive a Shadow Series of preferred stock upon conversion of such investor's Crowd Note.

Corporate Transaction and Corporate Transaction Payment

In the event of a Corporate Transaction, you will receive an amount equal to two times (2X) your Outstanding Principal. If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Outstanding Principal.

Termination of Crowd Note

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Outstanding Principal under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

Transfer Restrictions

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, daughter-in-law, son-in-law, sister-in-law, brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

IPO Lock Up

Furthermore, upon the event of an initial public offering, the equity interest into which the Crowd Notes are converted will be subject to a lock-up period and may not be sold for up to 180 days following such initial public offering.

No Voting Rights, No Shareholders Agreement, No Anti-Dilution Rights

The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, shadow series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy.

The Company does not have any shareholder/equity holder agreements in place.

The Securities do not have anti-dilution rights.

Other Material Terms

The Company does not have the right or the obligation to repurchase the Securities.

_____

USE OF PROCEEDS

UNOMi plans to use proceeds from the Offering for additional working capital required for marketing, advertising, expanding its sales team, software maintenance, and legal expenditures, all of which are necessary to continue operations, enhance product offerings, strengthen customer relationships, and navigate the complexities of the evolving animation industry.

The percentage allocated to each Company initiative may vary depending on proceeds raised.

	Aggregate Minimum Offering Amount	Aggregate Maximum Offering Amount
Total Proceeds	$ 25,000.00	$ 618,000.00
(Intermediary Fees)	$ (1,250.00)	$ (30,900.00)
(Escrow Fees)	$ (1,000.00)	$ (2,163.00)
Net Proceeds	$ 22,750.00	$ 584,937.00

The information presented below is net of intermediary fees and escrow-related fees incurred in connection with the Offering and due in advance of the Offering's close. The Company has the discretion to alter how proceeds are used based on general economic conditions or a change in business needs.

Target Offering Amount Chart

Maximum Offering Amount Chart





Marketing/Search Engine Optimization (SEO)
Funds to pay content creators to produce videos that promote the software, influencers, Chief Executive Officer (CEO), and public relations (PR)

Sales
Hiring of two salespeople to target enterprise clients

Advertising
Payments to ad portals like Meta (Facebook and Instagram) and Google (Google Ads and YouTube Ads)

Software Maintenance
Fees dedicated to maintaining the software on the front and backend

Legal
Legal fees associated with patents and potential acquisitions

Office
Rent and office supplies

_____

CURRENT OWNERSHIP & CAPITAL STRUCTURE

Company Securities Issued & Outstanding

Security	Amount Authorized	Amount Issued & Outstanding	Voting Rights	Other Rights or Terms	How this security may limit, dilute, or qualify securities issued in the Offering	Ownership Percentage (assume converted prior to Offering)
Common Stock	10,000,000 shares	4,724,542 shares	1 vote per share	None	Securities into which the offered crowd notes may convert will be diluted if/when the Company issues additional common or preferred stock.	88.43%
Crowd Notes [1]	$106,980.00	$106,980.00	None	$4M or $5M val. cap	Securities into which the offered crowd notes may convert will be diluted if/when the Company converts these crowd notes.	0.63% or 1.50%
Crowd Notes [2]	$125,997.54	$125,997.00	None	$4M or $5M val. cap 5% annual interest rate	Securities into which the offered crowd notes may convert will be diluted if/when the Company converts these crowd notes.	2.05% or 0.97%
Simple Agreement for Future Equity (SAFE) [3]	$40,000.00	$40,000.00	None	$2M val. Cap 1% non-dilution	Securities into which the offered crowd notes may convert will be diluted if/when the Company converts the SAFE.	1.00%
Simple Agreement for Future Equity (SAFE) [4]	$60,000.00	$60,000.00	None	$2M val. Cap 3% non-dilution	Securities into which the offered crowd notes may convert will be diluted if/when the Company converts the SAFE.	3.00%
Convertible Promissory Note [5]	$150,000.00	$150,000.00	None	10/22/24 maturity date $5M val. cap 5% annual interest rate	Securities into which the offered crowd notes may convert will be diluted if/when the Company converts the note.	3.59%
SAFE [6]	$5,000.00	$5,000.00	None	$5M val. cap 20% discount rate	Securities into which the offered crowd notes may convert will be diluted if/when the Company converts the SAFE.	0.10%
Convertible Promissory Note [7]	$7,500.00	$7,500.00	None	4/20/24 maturity date $5M val. cap 5% annual interest rate	Securities into which the offered crowd notes may convert will be diluted if/when the Company converts the note.	0.16%
SAFE [8]	$45,000.00	$45,000.00	None	1.125% non-dilution	Securities into which the offered crowd notes may convert will be diluted if/when the Company converts the SAFE.	1.125%
Warrants	Right to purchase 2.5% common stock at FMV	Right to purchase 2.5% common (?) stock at FMV	None	Expires 7/2/24 2.5% non-dilution	Securities into which the offered crowd notes may convert will be diluted if/when the warrants are exercised.	2.5%

(1) In the event of an equity financing of $1 million or more, the crowd notes will convert into a number of shares of preferred stock at a price equal to the lower of (i) a 20% discount to the price paid per share for preferred stock by the investors in the equity financing, or (ii) a price per share calculated by dividing the applicable valuation cap ($4 million or $5 million) by the total number of shares of company stock issued and outstanding on a fully diluted basis immediately prior to the equity financing.

(2) The amount of outstanding crowd notes is inclusive of the 2% of the total number of crowd notes sold granted to the offering intermediary as compensation.

In the event of an equity financing of $1 million or more, the crowd notes and accrued interest will convert into a number of shares of preferred stock at a price equal to the lower of (i) a 20% discount to the price paid per share for preferred stock by the investors in the equity financing, or (ii) a price per share calculated by dividing the applicable valuation cap ($4 million or $5 million) by the total number of shares of company stock issued and outstanding on a fully diluted basis immediately prior to the equity financing.

(3) If there is an equity financing before the termination of the SAFE, on the initial closing of such equity financing, the SAFE will automatically convert into a number of shares of preferred stock equal to 1% of the Company's capitalization.

(4) If there is an equity financing before the termination of the SAFE, on the initial closing of such equity financing, the SAFE will automatically convert into a number of shares of preferred stock equal to 3% of the Company's capitalization.

(5) In the event of an equity financing of at least $1.5 million, the convertible promissory note plus any accrued interest will convert into a number of equity securities at a conversion price equal to the lesser of (i) 80% of the per share price paid by the investors in the qualified financing or (ii) the price equal to the quotient of $5 million plus the amount of financing raised in this convertible note raise divided by the aggregate number of the company's outstanding common units as of immediately prior to the initial closing of the qualified financing.

(6) If there is an equity financing before the expiration or termination of this SAFE, the company will automatically issue to the investor a number of shares of preferred stock equal to the purchase amount divided by the conversion price. At that time the SAFE will automatically expire.

(7) In the event of an equity financing on or before the date of the repayment in full of this note in a transaction or a series of related transactions resulting in gross proceeds to the company of at least $1.5 million then the outstanding principal balance of this note and any accrued interest shall automatically convert into a number of equity securities at a conversion price equal to the lesser of (i) 80% of the per share price paid by the investors in the qualified financing or (ii) the price equal to the quotient of $5 million plus the amount of financing raised in this convertible note raise divided by the aggregate number of the company's outstanding common units as of immediately prior to the initial closing of the qualified financing.

(8) The SAFE includes an income sharing agreement in which the Company agrees to pay monthly a 10% income share until such time that payments have totaled $90,000. If there is an equity financing before the termination of the SAFE, on the initial closing of such equity financing, the SAFE will automatically convert into a number of shares of preferred stock equal to 1.125% of the Company's capitalization.

In the event of an equity financing, the 1.125% shall be reduced to the greater of (i) the aggregate dollar amount of the monthly payments paid by participant to date or (ii) 1 times the funding amount.

Securities Reserved for Issuance upon Exercise or Conversion

Security	Amount Authorized	Amount Issued & Outstanding	Voting Rights	Other Rights or Terms	How this security may limit, dilute, or qualify the Offering Securities	Ownership percentage if exercised prior to Offering
Options – common stock	500,000	0	None	None	Securities into which the offered crowd notes may convert will be diluted if/when the Company issues additional common or preferred stock.	0%

Principal Security Holders

As of the date hereof, a majority of the Company is owned by Obi Onyejekwe, Arama Brown, Llama d'Attorre, and Vicomtech.

The beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed below.

Name	Security	Number Held	Voting Power Prior to Offering
Obi Onyejekwe	Common Stock	4,000,000	84.66%

Exempt Offerings Conducted Within the Past Three Years

Date of Offering	Exemption	Securities Offered	Amount Sold	Use of Proceeds
7/8/21	Reg CF	Crowd Notes	$123,527.00	Product marketing, research & development, legal fees
9/23/21	4(a)(2)	Convertible Note[1]	$20,000.00	Operating Capital
12/13/21	4(a)(2)	SAFE	$45,000.00	Operating Capital
4/20/22	4(a)(2)	Convertible Note	$7,500.00	Operating Capital
8/4/22	4(a)(2)	SAFE	$5,000.00	Operating Capital

(1) Converted to common stock 9/23/2023.

Material Terms of Any Debt

In addition to the convertible notes previously detailed, the Company owes the following:

Creditor	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Obi Onyejekwe	$129,623.40	0%	1/30/26	Open-ended unsecured revolving line of credit for up to $200,000.00 extended to the Company as needed for operating capital. See "Related Party Transactions" for additional information.
Obi Onyejekwe	$268,494.17	0%	1/30/33	Open-ended unsecured revolving line of credit for up to $300,000.00 extended to the Company as needed for operating capital. See "Related Party Transactions" for additional information.

_____

Related Party Transactions

From time to time the Company may engage in transactions with related parties. Related parties are defined as any director or officer of the Company; any person who is the beneficial owner of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such immediate family member.

To the best of our knowledge the Company has not engaged in any transactions or relationships which may give rise to a conflict of interest with the Company, its operations, or its security holders.

Related Party	Relationship to Company	Dollar Amount	Nature of Transaction
Obi Onyejekwe	Director CEO Majority shareholder	$2,300	On February 12, 2024, Obi Onyejekwe purchased $2,300 worth of Crowd Notes during the Company's Regulation Crowdfunding offering.
Obi Onyejekwe	Director CEO Majority shareholder	$200,000.00	Open-ended unsecured revolving line of credit for up to $200,000.00 extended to the Company as needed for operating capital. $129,623.40 balance as of 9/8/23.
Pixel Pirate Studio	Company co-founded by Obi Onyejekwe	$300,000.00	Open-ended unsecured revolving line of credit for up to $200,000.00 extended to the Company as needed for operating capital. $268,494.17 balance as of 9/8/23.

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SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Obi Onyejekwe
(Signature)

Obi Onyejekwe
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Obi Onyejekwe
(Signature)

Obi Onyejekwe
(Name)

Chief Executive Officer
(Title)

2/15/2024
(Date)

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Company Summary
Exhibit C	Subscription Agreement
Exhibit D	Crowd Notes
Exhibit E	Pitch Deck
Exhibit F	Video Transcript
Exhibit G	Webinar Transcript

EXHIBIT A

Financial Statements

Oomi, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Oomi, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
September 19, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	13,580	51,133
Digital Assets	4,919	4,919
Total Current Assets	18,499	56,052
TOTAL ASSETS	18,499	56,052
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	1,114	-
Notes Payable - Related Parties	185,898	129,623
Total Current Liabilities	187,012	129,623
Long-term Liabilities		
Future Equity Obligations	100,000	100,000
Accrued Interest	28,500	15,000
Convertible Notes	285,157	275,507
Total Long-Term Liabilities	413,657	390,507
TOTAL LIABILITIES	600,669	520,130
EQUITY		
Common Stock	50	50
Additional Paid in Capital	66,710	66,710
Accumulated Deficit	(648,930)	(530,838)
Total Equity	(582,170)	(464,078)
TOTAL LIABILITIES AND EQUITY	18,499	56,052

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2021	5,000,000	50	66,710	(387,007)	(320,247)
Capital Financing Fees	-	-	-	(8,176)	(8,176)
Net Income (Loss)	-	-	-	(135,655)	(135,655)
Ending Balance 12/31/2021	5,000,000	50	66,710	(530,838)	(464,078)
Net Income (Loss)	-	-	-	(118,092)	(118,092)
Ending Balance 12/31/2022	5,000,000	50	66,710	(648,930)	(582,170)

Statement of Operations

| | Year Ended December 31, | |
	2022	2021
Revenue	543	409
Cost of Revenue	-	-
Gross Profit	543	409
Operating Expenses		
Advertising and Marketing	1,315	3,334
General and Administrative	103,985	105,929
Impairment of Patents	-	17,146
Total Operating Expenses	105,300	126,409
Operating Income (loss)	(104,757)	(126,000)
Other Income		
Interest Income	165	345
Total Other Income	165	345
Other Expenses		
Interest Expense	13,500	10,000
Total Other Expenses	13,500	10,000
Earnings Before Income Taxes	(118,092)	(135,655)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(118,092)	(135,655)

Statement of Cash Flows

| | Year Ended December 31, | |
	2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	(118,092)	(135,655)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Impairment of Patents	-	17,146
Accounts Payable and Accrued Expenses	1,114	(412)
Accrued Interest	13,500	10,000
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	14,614	26,734
Net Cash provided by (used in) Operating Activities	(103,478)	(108,921)
INVESTING ACTIVITIES		
Patents	-	(4,919)
Net Cash provided by (used by) Investing Activities	-	(4,919)
FINANCING ACTIVITIES		
Proceeds from Related Party Loans	56,275	2,000
Proceeds from Issuance of Convertible Notes, net of Financing Fees	9,650	161,351
Net Cash provided by (used in) Financing Activities	65,925	163,351
Cash at the beginning of period	51,133	1,622
Net Cash increase (decrease) for period	(37,553)	49,511
Cash at end of period	13,580	51,133

Oomi, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Oomi, Inc. (“the Company”) dba UNOMI was formed in Delaware on September 9th, 2016. The Company is a SaaS for animators and video game developers. The Company leverages advanced, patent-pending voice recognition and motion capture technology that automates a lot of the most time-consuming aspects of animation production. Our voice recognition software understands human speech in multiple languages. This allows animators to easily create the speech of multiple 2D and 3D animated characters and for some, the Company gives them the ability to create content on a daily basis. The Company’s motion capture software will give content creators the ability to easily track human movement within their home or studio, which will eliminate the need to rent expensive motion capture studio space and equipment. Large-scale animation studios will be able to drastically reduce costs allowing them to create more content in a significantly shorter amount of time. The Company will also be releasing an Augmented Reality and VR, 3D object plugin for Adobe software which will allow users to easily implement and animate 3D objects quickly and easily. Each of the Company’s software will be intuitive, which will eliminate a learning curve for most users.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 “*Fair Value Measurements and Disclosures*” establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company plans to generate revenue as a SaaS model. There will be an annual and monthly subscription model for all three of the Company's software applications. Monthly fees will range from $18.50 to $24.60 a month, per seat and annual fees will be an estimation of $155 to $206 a year per seat. The Company's primary performance obligation will be to maintain an acceptable level of software uptime for users over the subscription period and revenue will be recognized over the life of the subscription as performance obligations are satisfied.

The Company also plans to generate revenue using a plugin for Adobe and Final cut that is sold for $299. The Company's performance obligation will be the delivery of products. Revenue will be recognized at the time of delivery.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2021	771,999	$-
Granted	(207,180)	$-
Vested	-	$-
Forfeited	-	$-
Nonvested shares, December 31, 2021	564,819	$-
Granted	(207,180)	$-
Vested	-	$-
Forfeited	-	$-
Nonvested shares, December 31, 2022	357,639	$-

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2021	63,281	$-
Granted	-	$-
Exercised	-	$-
Expired/cancelled	-	$-
Total options outstanding, December 31, 2021	63,281	$-
Granted	-	$-
Exercised	-	$-
Expired/cancelled	-	$-

Total options outstanding, December 31, 2022		63,281	$-
Options exercisable, December 31, 2022		63,281	$-

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2021	-	$-
Granted	-	$-
Vested	-	$-
Forfeited	-	$-
Nonvested options, December 31, 2021	-	$-
Granted	-	$-
Vested	-	$-
Forfeited	-	$-
Nonvested options, December 31, 2022	-	$-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and California. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company was loaned $185,898 as of December 31st, 2022, from related parties. The loans do not accrue interest and are due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes ranged from 0% to 5%. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event.

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at no stated discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered was $2M. The agreements will convert, upon Equity financing, into a number of shares of Preferred Stock equal to between 1% and 3% of the Company's Capitalization.

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	$185,898
2024	-
2025	-
2026	-
2027	-
Thereafter	-

*The SAFEs and convertible notes mature during a change of control or qualified financing event which can occur in any year.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 common shares with a par value of $0.00001 per share. 5,000,000 shares were issued and outstanding as of December 31st, 2022.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized no preferred shares.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 19, 2023, the date these financial statements were available to be issued.

In 2023, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through MicroVenture Marketplace, Inc., a registered broker dealer and FINRA member.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

EXHIBIT B

Company Summary



MicroVentures



Company: UNOMi

Market: Animation Software

Product: AI-video animation software

Company Highlights

- In 2022, the company increased its user base by approximately 122% year-over-year, to a total of around 1,100 users
- UNOMi's technology is being used to produce KnuckTales, an animated series by Pixel Pirate Studios and The Player's Tribune that features stories of professional basketball players[i]
- In November 2022, UNOMi was accepted into NVIDIA's Inception Program, giving it NVIDIA's technology, opportunities to connect with venture capitalists, and technical resources from NVIDIA[ii]
- UNOMi was founded by Obi Onyejekwe, a serial entrepreneur and founder of Nito, a marker-less face-tracking technology company that was sold to AOL in June 2016[iii]

WHY IT'S INTERESTING

When was the last time you felt profound emotions for an animated character? The world of animation has burgeoned from mere entertainment to a creative medium for communication, storytelling, and education, and more. With the rising popularity of streaming platforms, gaming, and educational apps, animation has become an important facet of contemporary media consumption.[iv] [v] According to Precedence Research, the global animation market size was valued at $392.54 billion in 2022.[vi] Beyond its popularity, animation, especially 3D animation, presents its set of challenges. The cost of producing high-quality 3D animations can be high, encompassing expenses from software licenses and specialized hardware to the skilled labor required. As the demand for animated content diversifies, grows, and expands across age groups and sectors, from advertisements to e-learning, the industry grapples with the need for cost-effective solutions that don't compromise on quality.[vii] [viii] [ix] [x]

Founded in 2016, UNOMi offers artificial intelligence- (AI-) driven animation software designed to simplify the animation process. Its products, such as the Avatar Creator Plugin and the 2D and 3D Lip Sync Applications, integrate with popular animation platforms like Adobe Creative Cloud, Apple Final Cut Pro, and Motion, and are designed to make the creation process more efficient.[xi] Through these solutions, users can access animation capabilities and create a fully-realized persona without the need for specialized equipment or training. Since inception, UNOMi's suite of animation software has been leveraged by more than 1,100 users. In 2022, the company gained 610 new users, representing a year-over-year increase of approximately 122% from 2021. Additionally, the company is in early-stage discussions with employees from major corporations in the entertainment industry as well as universities with animation programs for the use its animation software.[xii]



UNOMi aims to provide creators with an easier and more efficient way to create animated content. The company's software products are designed to automate many of the more time consuming tasks in animation production and enable creators of all skill levels to save money and time in design and production. UNOMi leverages voice recognition and motion capture technology with the goal of streamlining many of the most labor-intensive elements of animation creation. Its voice recognition software understands human speech in multiple languages, allowing animators around the world to easily animate the speech of multiple 2D and 3D animated characters. The company was founded by Obi Onyejekwe, a serial entrepreneur who has contributed large commercial and multi-media marketing expertise to Fortune 500 companies including Spike, Nickelodeon, and BET, as well as founding Nito, a face-tracking technology company that was sold to AOL in June 2016.[xiii] [xiv]

PERKS

You are investing in a Crowd Note in this Offering. Perks are meant to be a thank you from the company for investing. The perks below are subject to <u>Regulation CF investment limits</u>.

- **$1,000+** – Free Plugin
- **$4,000+** – Free Plugin and SaaS Software

In addition to the above perks, investors that purchase the first 250,000 Crowd Notes, and thereby fund the first $250,000, will receive Crowd Notes with a conversion provision based on a $4 million valuation cap instead of a $6 million valuation cap. That means, in connection with equity financing of at least $1,000,000 (a "Qualified Equity Financing"), the company has the option to convert the Crowd Note into shares of non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) the price per share paid for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share based on a $4 million valuation cap (instead of a $6 million valuation cap).

COMPANY SUMMARY

Opportunity

In the detailed landscape of animation, producing characters that move and express emotions authentically has always been a challenge. Perfectly aligning animated facial expressions, especially the nuanced movements of lips with corresponding voiceovers, is a complex aspect of animation. This task demands a harmonious blend of artistic touch, technical acumen, and, typically, specialized tools and training. For many budding animators and even some seasoned professionals, these prerequisites can sometimes be overwhelming, resulting in animations that might miss the mark in terms of realism and engagement. The complexities associated with achieving impeccable lip-syncing and capturing subtle character motions can often act as constraints, potentially diminishing the creative aspirations and final quality of many in the animation field.[xv] [xvi]

Aiming to address these challenges, UNOMi has developed a suite of AI-driven animation software engineered to streamline and enhance the animation process. Its Avatar Creator Plugin, for instance, is not just a tool, but a bridge that can integrate with widely used platforms such as Adobe Creative Cloud, Apple Final Cut Pro, and Motion. This enables animators who utilize these platforms to have a familiar environment while benefiting from UNOMi's features. Delving deeper into the realm of voice synchronization, its 3D and 2D Lip Sync Applications are designed to harness the power of AI. These applications aim to match mouth poses to voice recordings allowing characters speak with a realism previously difficult to achieve.[xvii]





Product

Avatar Creator

UNOMi's Avatar Creator is a 3D plugin designed to facilitate the creation and animation of 3D characters. With compatibility across various platforms, including Adobe Creative Cloud, Apple Final Cut Pro, and Motion, it aims to offer a user-friendly experience without the need for special equipment or training. The plugin's avatar creation feature provides pre-existing moves and motion-tracking software for crafting custom animations. Its interface aims to simplify character creation, while the motion capture functionality enables users to track and replicate movements from footage. Additionally, the Avatar Creator employs AI technology to automate lip-syncing, synchronizing characters' movements with audio recordings.[xviii]



Insert Video
Source: UNOMi YouTube



3D Lip-Sync



1. O
2. A, E, I
3. Ee
4. Oo
5. C,D,G,K,N,S,T,X,Y,Z
6. B, P, M
7. F,V
8. Th
9. Q, W
10. Ch, J, Sh
11. R
12. L
13. Uh
14. Silent

UNOMi's 3D Lip-Sync Application is a specialized tool designed to synchronize mouth poses with voice recordings, aiming to accelerate the animation process. Compatible with platforms like Maya and Cinema 4D, this application offers technology in an easy-to-use format without the need for specialized training. Users can add sculpted mouth poses to match phonetic sounds, requiring only 14 mouth poses to create high-quality speech animations. The 3D Lip-Sync Interface is designed for intuitive control, allowing users to import mouth poses, audio, and scripts, and fine-tune animations before the final render.

3D Lip-Sync's features include the ability to swap mouth poses after syncing an audio file, organize multiple files in the "Assets Window," and create RAM previews anywhere in the timeline. The application also supports multiple file formats like .FBX and .GLTF, as well as audio files like .MP3, .AIFF, and .WAVE files. With quick rendering capabilities and support for languages such as English, French, German, Italian, Japanese, Spanish, Portuguese, and others, UNOMi's 3D Lip-Sync Application is designed to provide a comprehensive solution for creating 3D animated conversations.[xix]



Unomi-Project_1
Unomi Lip Sync 3D | ver 4.0.0
Assets
Animation1
Default Male
(O)
(Ee)
(C,D,G,K)
(F,V)
(Q,W)
(R)
(Uh)
(A,E,I)
(Oo)
(B,M,P)
(Th)
(Ch,J)
(L)
(Silence)
00 : 00 : 00
Reset
Sync
Export
Drop Audio
(.mp3, .mp4, .wav, .ogg, .aiff, .x-aiff, .mpeg, .quicktime)
Copy & Paste Text
Hide Text
Zoom

Insert Video
Source: UNOMi YouTube



2D Lip-Sync

Similar to its 3D application, UNOMi's 2D Lip-Sync is an application designed for synchronizing mouth poses with voice recordings in 2D animations. Integrating with platforms like Toonboom, Adobe Animate, and TVPaint, the application aims to offer a straightforward experience without the need for extensive training. The 2D Lip-Sync interface is designed to empower animators, regardless of their expertise, to craft multiple scenes with lip-syncing across a variety of characters and poses. By utilizing .PNG and .JPEG files, the application can align mouth poses to phonetic sounds. Additionally, features such as the ability to add and delete key-frames, organize multiple files in the "Assets Window," and create RAM previews, are designed to enhance the animation process. 2D Lip-Sync also boasts compatibility with popular file formats from Flash, Photoshop, and Illustrator, and supports a range of audio files. With capabilities for batch rendering and support for multiple languages, UNOMi's 2D Lip-Sync Application aims to be a solution for animators aiming to bring authenticity to their 2D characters' speech.[xx]



Unomi-Project_1
Unomi 3.0.2
Assets
Comp1
Poses (Comp1)
(O)
(A,E,I)
(Ee)
(Oo)
(C,D,G,K)
(B,M,P)
Drop
Composition
Word:
00 : 00 : 00
Reset
Sync
Drop Audio
(.mp3, .mp4, .wav, .ogg, .aiff, .x-aiff, .mpeg, .quicktime)
Copy & Paste Text
Hide Text
Zoom

Use of Proceeds

If UNOMi raises the minimum ($22,750) or the maximum ($584,937) offering amount net of fees, it intends to use the proceeds as follow:





- **Marketing/Search Engine Optimization (SEO):** Funds to pay content creators to produce videos that promote the software, influencers, Chief Executive Officer (CEO), and public relations (PR)
- **Sales:** Two salespeople to target enterprise clients
- **Advertising:** Payments to ad portals like Meta (Facebook and Instagram) and Google (Google Ads and YouTube Ads)
- **Software Maintenance:** Fees dedicated to maintaining the software on the front and backend
- **Legal:** Legal fees associated with patents and potential acquisitions
- **Office:** Rent and office supplies

Product Roadmap

In October 2023, UNOMi expects to release Motion Capture as well as an update to its 2D Lip Sync product. Details of each release include:

- **Motion Capture:** A marker-less motion tracking technology that allows users to track human movement from prerecorded footage. Content creators do not need to wear a tracking suit to get quality motion tracking. UNOMI Motion Capture will give users access to motion capture software within their home or studio, which will potentially eliminate the need to rent expensive motion capture studio space and equipment. Large-scale animation studios also may be able to reduce costs allowing them to create more content in a significantly shorter amount of time. UNOMi has also released an AR/VR, 3D object plugin for Adobe and Final Cut. It will allow users to easily create 3D characters and objects quickly and easily. Each UNOMi software will be intuitive enough that the learning curve will be non-existent for most users.

- **2D Lip Sync Update:** UNOMI's 2D Lip Sync software has given 2D animators the ability to sync mouth poses in seconds. Weeks of tedious work can now be completed in seconds. UNOMi's AI voice recognition software understands human speech in multiple languages. This allows an animator in the world to easily create the speech of multiple 2D and 3D animated characters and for some, UNOMi gives them the ability to create content daily.





Business Model

UNOMi operates a software-as-a-service (SaaS) business model, where customers purchase services and are charged a monthly subscription, a one-time fee based on the number of seats they require, or a combination of both. According to UNOMi, its services can be leveraged by students, hobbyists, and animation professionals, among others. The company's current pricing, by product, is as follows:[xxi]

- **Avatar Creator (Adobe Plug In) -** $299 per seat*
- **3D Lip Sync -** $24.60 per month*
- **2D Lip Sync -** $18.50 per month*

All products come with either a one week or one month free trial that enables users to test drive the platform and all of its features.

USER TRACTION

Since inception, UNOMi's suite of animation software has been leveraged by more than 1,100 users. In 2022, the company gained 610 new users, representing a year-over-year increase of approximately 122% from 2021. The company's total users by year are as follows:





Source: Graph made by MicroVentures using UNOMi data

Additionally, the company is in early-stage discussions with employees from BET, Nickelodeon, and Central Michigan University to potentially use its animation software. Furthermore, UNOMI anticipates giving Georgia State University access to its upcoming motion-capture technology, with plans to deliver a trial license upon its launch in October 2023. [xxii]








Additionally, UNOMi's animation software is currently being used by L.A.-based Pixel Pirate Studio and The Players' Tribune, a media platform founded by Derek Jeter, which offers daily sports discussions and firsthand accounts from professional athletes. Pixel Pirates is using UNOMi's solutions to create an animated series titled "KnuckTales", which showcases stories from renowned basketball players, narrated by sports podcast Knuckleheads' hosts and NBA veterans, Darius Miles and Quentin Richardson. The series has reportedly been well-received, especially among the athlete community, with notable figures like LeBron James expressing their appreciation. The episodes have featured basketball legends such as Nate Robinson, Eddy Curry, and Michael Jordan.[xxiii]



Partnerships and Programs



UNOMi is currently in partnership discussions with an employee of Maxon, a software company that produces various solutions for filmmaking, motion design, animation, and more. While still in the early stages, UNOMi is looking to potentially integrate several of its animation products into Maxon's Cinema 4D, a 3D computer animation, modeling, simulation, and rendering software.[xxiv] Additionally, Maxon may provide future marketing elements to UNOMi as its solutions potentially become more integrated into the Cinema 4D platform.

In July 2023, UNOMi formed an agreement with FxFactory, an online marketplace that offers a collection of visual effect plugins and apps for video editors. Through the agreement, UNOMi's Avatar Creator plugin is listed on FxFactory's website. FxFactory receives approximately 60,000 to 80,000 monthly visits to its website and is reportedly used by notable enterprises such as Disney, Google, HBO, and Adobe.[xxv] [xxvi]





In November 2022, UNOMi was accepted into NVIDIA's Inception Program. The initiative is designed to help expedite the evolution of startups by offering them access to NVIDIA's technology, opportunities to engage with venture capitalists, and access to the latest technical resources from NVIDIA. According to NVIDIA, the program is committed to working closely with its members to provide the best technical tools, up-to-date resources, and opportunities to connect with potential investors.[xxvii]

Channel Frederator Network, a social media agency for animation influencers, and UNOMi announced an expansion to their partnership in August 2021. After their initial partnership in 2020, the two companies introduced a pilot program at the School of Visual Arts in New York, where students and faculty are testing UNOMi's software for ongoing projects. Kenny Ash, VP and GM of Frederator Digital, stated "We were very impressed with Obi's story and the product itself. Our goal is to help the animation community in and out of social media, so this is the step in the direction we've been working to traverse to and aligns perfectly well with our brand promise."[xxviii]



Accelerators

UNOMi has participated in two accelerator programs since inception in 2017.

Backstage Accelerator: Venture capital firm Backstage Capital operates an accelerator program for underrepresented founders. The global program first launched in Los Angeles, CA, Detroit, MI, Philadelphia, PA, and London, England. In March 2019, the firm launched its inaugural cohort of 25 companies, which it selected from over 1,800 applicants. UNOMi was a member of this program, where they received funding, mentorship, introductions to potential future investors, as well as curriculum geared towards the needs of underrepresented founders.[xxix]





Stubbs Alderton and Markiles, Preccelerator Program: Preccelerator Program is a Santa Monica-based startup accelerator that focuses on providing mentorship, sophisticated legal services, potential networking opportunities, and co-working space, among other benefits to its startups. UNOMi was announced as a member of the program's tenth class of companies in August 2018.[xxx]

HISTORICAL FINANCIALS

UNOMi has reported annual revenue growth over the last couple of years. In 2023 (through August), UNOMi has generated over $1,300 of revenue, more than double its 2022 revenues of $543. Revenues in 2022 grew by 33% compared to 2021 when it brought in $409.

In 2023 (through August), UNOMi has incurred approximately $221,000 of operating expenses, a majority of which came from general and administrative costs. A nominal amount of expenses were allocated towards marketing. This expense mix was similar in 2022, when the company incurred over $105,000 of operating expenses. Within this year, it was able to decrease its operating costs compared to 2021, when it incurred $126,409 of operating expenses, while boosting revenue. In the full years of 2021 and 2022, general and administrative expenses represented the majority of its OpEx at 83.80% and 98.75%, respectively. The company also recognized a $17,146 patent impairment in 2021 as it decided to abandon the application and focus resources on software development.





Through the first eight months of 2023, and up to September 7, 2023, the company recorded net losses of $219,673 as it continues to develop and update its animation software. In 2022, the company recorded net losses of $118,092 due to a combination of higher revenue and lower OpEx during the year, which was a slight decrease from net losses of $135,655 in 2021.



INDUSTRY AND MARKET ANALYSIS

According to Precedence Research, the global animation market, encompassing offerings such as software and services and product types like 2D Animation, 3D Animation, Motion graphics, and Stop Motion, was estimated at $392.54 billion in 2022. The industry is forecasted to reach over $779.73 billion by 2032, representing a compound annual growth rate (CAGR) of 6.8%. Key drivers of this growth reportedly include advancements and developments across the communications and technology sectors, a growing media and entertainment industry, and increased internet penetration across different regions. Technological advancements and the emergence of Extended Reality (XR) technologies like Virtual Reality (VR) and AI are also expected to have a transformative effect on the animation industry.[xxxi]



Within the global animation market, the 3D animation segment reached an estimated value of approximately $20.56 billion in 2022, according to a report from Expert Market Research. The industry is projected to grow at CAGR of 11.80%, reaching around $40.2 billion by 2028. Key drivers of this growth include advancements in, and increasing affordability of, 3D animation technology, anticipatorily leading to a surge in applications and usage across various sectors. According to the report, the growing penetration of the internet and rising consumer expectations are resulting in more companies adopting 3D animation to help enhance visibility and impact. More specifically, the increasing demand for 3D animation in education and academics, such as e-learning platforms, is aiding the market growth, with techniques like 3D modeling growing in demand. Moreover, the integration of 3D animation with live action and the advent of streaming services like Netflix and Amazon Prime Video are diversifying the animation market, thereby catalyzing growth.[xxxii]

Serving as a facet of the 3D animation sector, the 3D Motion Capture industry plays a role in transforming real-world movements into animated realism. According to Mordor Intelligence, the 3D Motion Capture Market is projected to grow from an estimated $218.79 million in 2023 to $412.11 million by 2028, at a CAGR of 13.50%. This growth is driven by advancements in computer vision technology and an increasing demand for high-quality 3D animations. One of the primary reasons for utilizing 3D motion capture is to expedite the creation process for intricate 3D computer-generated imagery (CGI) characters in movies, television, or video games. The technology is also gaining traction in various applications, such as robotics, with significant growth anticipated in the robotics sector potentially driving growth in the 3D animation sector. Furthermore, the post-COVID-19 emergence of the metaverse and the increasing demand for virtual events are also expected to further propel the market's growth.[xxxiii]

UNOMi is currently focused on targeting three customer segments within the broader animation industry:

- **Animation and Gaming-Focused Universities:** As of 2023, there are over 700 colleges and universities with animation-related curriculum across the globe.[xxxiv xxxv]
- **Animation Studios:** There are more than 700 animation studios globally, with some of the largest being Pixar Animation Studios, Walt Disney Animation Studios, and DreamWorks Animation.[xxxvi xxxvii]
- **Animators:** In 2021, there were approximately 58,900 Special Effects Artists and Animators in the U.S.[xxxviii]



Venture Financing

UNOMi competes within the broader Multimedia and Design Software Industry which saw $4.90 billion in capital invested across 848 deals in 2022. Investment activity pulled back in 2022 following a record year in 2021, however, capital invested was still up almost 40% from 2019. The median post-money valuation for companies in


2022 reached an all-time high of $20.22 million, rising by 12% year-over-year. Additional highlights from the Multimedia and Design Software industry include:

- $35.69 billion in capital invested across 9,197 deals from 2012-2022
- Median deal size of $1.54 million during 2022
- Record median pre-money valuation of $17 million in 2022, a 13.33% increase from 2021



Capital Invested and Deal Count in the Multimedia and Design Software Industry, 2012-2022

Source: PitchBook Data, Inc.

COMPETITORS



Unity (NYSE: U): Founded in 2004, Unity is a software company specializing in the development of interactive 3D content creation tools. The company's core product, the Unity Engine, provides a platform for creating and deploying content across various domains such as video games, film, automotive, and architecture. It supports multiple platforms, including mobile devices, consoles, desktops, and virtual reality devices.[xxxix] In addition to the Unity Engine, the company offers solutions for gaming such as Unity Build Server (on-premise licensing solution for offloading Unity projects)[xl] and artists with SpeedTree (enables the creation of vegetation for different environments).[xli] According to the company, its solutions are used monthly by 1.8 million creators worldwide and on 18+ different platforms. [xlii] Its solutions have been used in popular games such as Among Us, Everguild, and Subway Surfers.[xliii] Reportedly, Unity recently began focusing on AI, as it believes the technology can multiply revenues across all its business segments. According to an employee of the company, AI has already helped scale its ads platform and will hopefully be used to scale other products in the future.[xliv] In 2022, Unity reported $1.39 billion in revenues, representing a 25% year-over-year increase from 2021.[xlv]



Genies: Founded in 2016, Genies is a technology company specializing in the creation of digital avatars, focusing specifically on identity and fashion. The company's main product offering includes customizable avatars that allow users to express their unique personalities and styles in the digital realm. In addition to individual avatars, Genies has introduced SILVER STUDIO, its first mobile experience that further explores the intersection of identity and fashion.[xlvi] According to the company, it has a 99% celebrity avatar market share and hopes to continue building



its position through its partnerships with media companies Universal Media Group and Warner Music Group. Since inception, the company has produced thousands of avatars and digital goods for celebrities such as Justin Bieber, Migos, and Cardi B.[xlvii] In April 2022, Genies raised a $150 million round that valued it at $1 billion. The round was led by Silver Lake and included participation from Bond, NEA, and Tamarack Global.[xlviii]

 **RADiCAL:** Founded to develop computer vision technology, RADiCAL is a company developing technology that detects and reconstructs 3D human motion from 2D content using AI-powered 3D motion capture technology. The company's products include CORE, a platform for uploading videos for cloud processing and exporting FBX data; LIVE, which offers real-time, multiplayer 3D virtualization; and an API, giving direct access to Core and Live in the cloud for building applications around RADiCAL's AI. RADiCAL's technology does not require specific environments, clothing, or equipment, and it can integrate with various environments. The company's applications are found in fields such as film, TV, art, gaming, AR/VR, industrial, and health. RADiCAL has also reportedly received support from Epic Games via a grant and offers educational access for academia and children.[xlix] In May 2022, RADiCAL received an undisclosed amount of funding from 3D design and software company Autodesk.[l]

 **DeepMotion:** Founded in 2014, DeepMotion is a technology company specializing in Motion Intelligence, focusing specifically on the development of AI-generated animation tools for various applications including entertainment, social media, and the Metaverse.[li] The company's main product, Animate 3D, utilizes AI to create 3D animations from video, offering features such as Hand Tracking, Multi-Person Tracking (in Beta testing as of October 2023), and Face Tracking. The company also provides different versions of Animate 3D, such as Animate 3D Cloud, Animate 3D API, and Animate 3D Real-Time SDK, each catering to different user needs. According to the company, it's established partnerships with several notable organizations including Samsung, Qualcomm, Intel, and Nvidia, among others.[lii] In 2019, DeepMotion raised a $2.2 million round led by Samsung Venture Investment Corp and Scrum Ventures.[liii]

 **Reallusion (ROCO: 6882):** Founded in 2000, Reallusion is an animation software company that has expanded its reach across various industries including Media and Entertainment, Metaverse, Digital Twin factories, Architectural visualizations, and AI Simulations. The company's suite of tools and technology includes Character Creator 4 (CC4), designed enliven and personalize any biped humanoid, iClone 8 (iC8), aimed at simplifying character animation, and Cartoon Animator, for 2D animation and creative design. Reallusion also offers plugins and devices for enhanced connectivity, such as iClone Motion Capture device profiles and the Headshot plugin for Character Creator. The company's ecosystem and workflow are designed to be highly accessible, exporting easily to game engines or 3D tools like Unreal Engine, Unity, Blender, and more.[liv] In 2022, the company reportedly generated revenues of $11.28 million, a slight decrease from 2021's $12.02 million.[lv]





EXECUTIVE TEAM

Obi Onyejekwe, Co-Founder and Chief Executive Officer: Obi Onyejekwe founded UNOMi in 2016 and has served as its Chief Executive Officer (CEO) since inception. In addition to his responsibilities at UNOMi, Obi serves as the Chief Operating Officer (COO) and Co-Founder of Pixel Pirate Studio, a production company that develops animated content and mobile games for brands. Before that, he was the Founder and CEO at Nito, a content branding startup where he led strategic efforts of the company. In June 2016, he sold Nito to AOL.[lvi] Obi has also worked on multi-media campaigns for large companies and major entertainment entities like Spike TV, Nickelodeon, BET, and others. Obi graduated Cum Laude with a degree in Graphic Design from Georgia State University.[lvii]

PAST FINANCING

To date, UNOMi has raised approximately $540,000 in total funding. In 2021, the company completed its second Regulation Crowdfund offering with MicroVentures and raised approximately $123,000 in the offering by issuing crowd notes with a $4 million and $5 million valuation cap with a 5% interest rate and 20% discount. In the same year, the company raised $65,000 through a $20,000 convertible promissory note with a 5% interest rate, and a $45,000 SAFE with a 10% income sharing provision, 2x payment cap, and 10-year payment term. The $20,000 convertible note has since converted into in 2,850 shares of common stock.

Defined in the SAFE with the income sharing provision, UNOMi will be required to make monthly payments for a certain period of time. The amount of the payments will be deferred if UNOMi's annualized Earned Income is less than $40,000. If UNOMi makes 75% of the payments within 60 months, the company will no longer be required to make any payments and the agreement will be considered satisfied. In the event of a sale of the company, UNOMi will be required to pay an aggregate amount equal to the payment cap ($90,000) less any monthly payments already made. The agreement also features a SAFE claw back provision in which the investor was issued a SAFE that will convert into 1.125% of the fully diluted capitalization of the company. The number of shares that the investor receives from the SAFE will be reduced, in proportion to the number of payments UNOMi makes towards the Payment Cap, up to a maximum of 2/3rds of the total conversion amount. However, any reduction of the Payment Cap that is made under this agreement will not apply to this section. For example, if the UNOMi repays 50% of the Payment Cap, the number of shares the investor receives will be reduced by 50%; if UNOMi repays 70% of the Payment Cap, the number of shares the investor receives will be reduced by 66.66%.

From 2016 to 2020, the company raised approximately $356,000 in the form of convertible notes (5% interest rate), SAFEs ($2 million valuation cap), and crowd notes ($4 million and $5 million valuation cap with a 20% discount). In addition, SAM Venture Partners executed a warrant to purchase 2.5% of UNOMi common stock, once/if the company sells $1.5 million of preferred stock. In exchange, UNOMi's accelerator fee was waived for the Preccelerator Program (SAM Venture Partners is an affiliate) in Los Angeles, CA.


Security Type: Crowd Notes
Round Size: Min: $25,000   Max: $618,000
Valuation Cap: $4 million or $6 million
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) the price per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share paid on a $4 million or $6 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

Animation Magazine: Pixel Pirate Studio Delivers a Slam Dunk with 'KnuckTales'
Animation Magazine: Channel Frederator Network Teams with UNOMi to Bring Automation Software to Schools
TechWeek: UNOMi – SaaS platform for animators to automate speech integration
Holy Shannon: UNOMi's AI Solving Pain Points in Animation and Gaming

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,



- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products, and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

[i] https://www.animationmagazine.net/2021/05/pixel-pirate-studio-delivers-a-slam-dunk-with-knucktales/

[ii] https://www.nvidia.com/en-us/startups/?deeplink=expertise-faq--2

[iii] http://www.cynopsis.com/story/aol-acquires-nito-inc-to-create-face-related-animations/

[iv] https://www.juegostudio.com/blog/gaming-animation

[v] https://www.forbes.com/sites/forbesbusinesscouncil/2023/02/10/the-rise-of-streaming-unleashing-a-growing-appetite-for-animation-and-diverse-storytelling/

[vi] https://www.precedenceresearch.com/animation-market

[vii] https://www.cadcrowd.com/blog/how-much-does-3d-animation-cost-rates-for-product-marketing-video-services/

[viii] https://motioncue.com/present-and-future-of-animation/

[ix] https://www.cgdirector.com/best-computer-for-animation/

[x] https://www.motion-dock.com/post/the-future-of-animation-how-subscription-based-studios-are-paving-the-way

[xi] https://getunomi.com/



xii https://www.animationmagazine.net/2021/08/channel-frederator-network-teams-with-unomi-to-bring-animation-software-to-schools/

xiii http://www.cynopsis.com/story/aol-acquires-nito-inc-to-create-face-related-animations/

xiv https://www.animationmagazine.net/2021/08/channel-frederator-network-teams-with-unomi-to-bring-animation-software-to-schools/

xv https://explain.ninja/blog/what-are-the-hardest-things-to-animate/

xvi https://www.linkedin.com/advice/0/what-common-challenges-pitfalls-facial-lip-sync

xvii https://getunomi.com/

xviii https://getunomi.com/avatar-creator/

xix https://getunomi.com/3d-lip-sync/

xx https://getunomi.com/2d-lip-sync/

xxi https://getunomi.com/buy/

xxii https://www.animationmagazine.net/2021/08/channel-frederator-network-teams-with-unomi-to-bring-animation-software-to-schools/

xxiii https://www.animationmagazine.net/2021/05/pixel-pirate-studio-delivers-a-slam-dunk-with-knucktales/

xxiv https://www.maxon.net/en/cinema-4d

xxv https://www.similarweb.com/website/fxfactory.com/ - overview

xxvi https://fxfactory.com/testimonials/

xxvii https://www.nvidia.com/en-us/startups/?deeplink=expertise-faq--2

xxviii https://www.animationmagazine.net/2021/08/channel-frederator-network-teams-with-unomi-to-bring-animation-software-to-schools/

xxix https://www.fastcompany.com/90316157/exclusive-meet-the-startups-in-backstage-capitals-first-accelerator-cohort

xxx https://www.prnewswire.com/news-releases/sam-preccelerator-program-announces-milestone-tenth-class-of-companies-300692325.html

xxxi https://www.precedenceresearch.com/animation-market

xxxii https://www.expertmarketresearch.com/reports/3d-animation-market

xxxiii https://www.mordorintelligence.com/industry-reports/3d-motion-capture-market

xxxiv https://www.petersons.com/search/college?q=animation+major

xxxv https://www.petersons.com/search/grad?q=ANIMATION

xxxvi https://www.animationcareerreview.com/q-and-a/common-questions-about-animation-studios

xxxvii https://www.b2w.tv/blog/animation-industry-in-japan-us-south-korea-and-2022-trends

xxxviii https://www.bls.gov/ooh/arts-and-design/multimedia-artists-and-animators.htm

xxxix https://unity.com/products/unity-engine

xl https://unity.com/products - gaming-solutions

xli https://unity.com/products - artistry-tools

xlii https://unity.com/

xliii https://unity.com/case-study

xliv https://digiday.com/marketing/why-unity-technologies-is-leaning-into-ai-as-economic-headwinds-pick-up/

xlv https://investors.unity.com/news/news-details/2023/Unity-Announces-Fourth-Quarter-and-Full-Year-2022-Financial-Results/default.aspx

xlvi https://genies.com/

xlvii https://www.prnewswire.com/news-releases/genies-raises-150-million-series-c-led-by-silver-lake-at-a-1-billion-valuation-to-build-avatar-ecosystem-tools-for-web3-301523910.html

xlviii https://techcrunch.com/2022/04/12/avatar-startup-genies-hits-1-billion-valuation-in-latest-raise/

xlix https://radicalmotion.com/



[l] https://www.broadcastnow.co.uk/tech/autodesk-invests-in-ai-powered-mo-cap-platform-radical/5171178.article

[li] https://www.deepmotion.com/about

[lii] https://www.deepmotion.com/

[liii] https://www.businesswire.com/news/home/20190320005219/en/DeepMotion-Secures-2.2M-Investment-from-Samsung-Venture-Investment-Corp-and-Scrum-Ventures

[liv] https://www.reallusion.com/about/default.html

[lv] PitchBook Data, August 2023

[lvi] http://www.cynopsis.com/story/aol-acquires-nito-inc-to-create-face-related-animations/

[lvii] https://www.linkedin.com/in/obiny/

EXHIBIT C

Subscription Agreement

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Oomi, Inc.
838 Commonwealth Ave
Venice, California 90291

Ladies and Gentlemen:

The undersigned understands that Oomi Inc., a corporation organized under the laws of Delaware (the "Company"), is offering up to $618,000.00 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C/A, dated February 15, 2023 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific Time on March 11, 2024, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Silicon Valley Bank, a division of First-Citizens Bank & Trust Company (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i.   The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii.   The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii.   The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv.   Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i.   The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii.   The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii.   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv.   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the

Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v.   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi.   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii.   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of the Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i.   The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING

OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

a) General Rule.

Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award.

Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Oomi, Inc. 838 Commonwealth Ave Venice, California 90291 Attention: Obi Onyejekwe
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

| **PURCHASER (if an individual):** |
| By_____
Name: |

| **PURCHASER (if an entity):** |
| _____
Legal Name of Entity

By_____
Name:
Title: |

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

| **Oomi, Inc.** |
| By_____
Name:
Title: |

EXHIBIT D

Crowd Notes

Oomi, Inc.

CROWD NOTE

FOR VALUE RECEIVED, Oomi, Inc., a Delaware corporation (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $6 million.

The "**Offering End Deadline**" is March 11, 2024.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (i) the product of (A) one minus any applicable Discount and (B) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (ii) the quotient resulting from dividing (A) the Valuation Cap by (B) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

    iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however</u>, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d.   "**Corporate Transaction Payment**" shall mean an amount equal to two times (2x) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e.   "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f.   "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g.   "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h.   "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i.   "**Maximum Raise Amount**" shall mean $618,000 under Regulation CF.

j.   "**Outstanding Principal**" shall mean the total of the Purchase Price.

k.   "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

l.   "**Shadow Series**" shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy; and

ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

i. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

A. Converting to Preferred Stock. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of shares of preferred stock of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

B. Obtaining the Corporate Transaction Payment.

ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for

herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

b. **Special Purpose Vehicle**. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u> that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures**. Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Oomi, Inc.

CROWD NOTE

FOR VALUE RECEIVED, Oomi, Inc., a Delaware corporation (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $4 million.

The "**Offering End Deadline**" is March 11, 2024.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (i) the product of (A) one minus any applicable Discount and (B) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (ii) the quotient resulting from dividing (A) the Valuation Cap by (B) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

   iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's

securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

    iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2x) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. "**Maximum Raise Amount**" shall mean $618,000 under Regulation CF.

j. "**Outstanding Principal**" shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy; and

ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

i. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

A. Converting to Preferred Stock. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of shares of preferred stock of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

B. Obtaining the Corporate Transaction Payment.

ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for

herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

b. **Special Purpose Vehicle**. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u> that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures**. Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

Pitch Deck



unomi

SaaS for Animators & Video Game Developers

OBI ONYEJEKWE: CEO

GETUNOMI.COM

OBI@GETUNOMI.COM

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

unomi

Challenge

Creating **3D animated content** can be extremely time-consuming and expensive in multiple industries.[1]

Industry	Projects
Media	*Film & TV*
Gaming	*Game Development (Console, Mobile, PC Desktop)*
Creative Agencies	*Advertising & Branding*
Web3	*Metaverse, Non-Fungible Tokens (NFTS), Augmented Reality (AR)/Virtual Reality (VR)*
Education	*College and University Education Tools*

OBI@GETUNOMi.COM

Solution

UNOMi has artificial intelligence (AI) and computer vision technology designed to reduce the production time and budget spent on animated projects.

unomi

UNOMi 3D Software Suite

2D/3D Lip Syncing Software


(C,D,G,K)
(O, OO)
(A,H)
(L)

Markerless Motion Capture Software



3D Avatar Plugin Software


Assemble
Customize
Clothing
Texture
Search
TOPS
Long Sleeve Athletic
BOTTOMS
SHOES
HAIR

Market Size



Universities with Animation & Gaming Curriculum[2 3]

700+

Universities

Animation Studios Worldwide[4 5]

700+

Studios

Animators in the U.S.[6]

58K+

Animators





The global animation market was valued at $391.19 billion in 2022 and is forecasted to reach $587.1 billion by 2030[7]

Go-to-Market Strategy

Apple



- We are in discussions with Apple about the promotion of our Avatar Creator tool and it being presented on their Final Cut Pro Ecosystem Page

FxFactory Partnership



- UNOMi Avatar Creator currently live on FxFactory
- FxFactory will handle sales and marketing
- Platform gets 60,000 to 80,000 monthly visits[8]

NVIDA Inception



- We got into the NVIDIA Inception Program
- NVIDA has access to potential customers **(Example: Disney, Sony, Activision)**[9, 10, 11]

Revenue Model[12]





UNOMi Lip Sync
(Price per Subscription)

- **3D Lip Sync:** $24.60 per month
- **2D Lip Sync:** $18.50 per month

Avatar Creator
(Price per Seat)

- $299 per seat (one-time fee)

unomi GETUNOMI.COM OBI@GETUNOMi.COM 8

Traction



Total Users by Year, 2019-2022

GETUNOMI.COM

OBI@GETUNOMI.COM

9

Milestones



Lead Investor: Backstage Capital

Raised $100,000

- Went through the Backstage Capital Accelerator



Adobe

- Integration with Adobe



Achieved Product Market Fit

- UNOMi is being used in the KnuckTales animated show on The Players' Tribune[13]

OBI@GETUNOMi.COM



Team

Obi Onyejekwe, Chief Executive Officer/ Technical Founder



- First startup (Nito Inc.). **Acquired by AOL.**
- Creative Director for Nickelodeon, BET, Dentsu America, and Gilt Groupe.

Joe Lopez, Technical Adviser



- A software developer with 17 years of professional experience. Worked on the backend for the Amazon Wondery software platform.

Robert Lara, Lead Software Engineer



- Senior Full Stack Developer with over 12+ years of experience ranging from small businesses to Fortune 500 corporations.

Dafa Muhammad, Full Stack Engineer



- Electrical engineer who has advanced experience in machine learning, robotics, electrical devices, and gaming.

OBI@GETUNOMI.COM

Raising up to $618K in Seed capital



OBI@GETUNOMi.COM

GETUNOMi.COM

unomi



THANK YOU

FOR MORE QUESTIONS PLEASE CONTACT

OBI@GETUNOMI.COM

917.291.1658

Sources

1 https://www.cadcrowd.com/blog/how-much-does-3d-animation-cost-rates-for-product-marketing-video-services/

2 https://www.petersons.com/search/college?q=animation+major

3 https://www.petersons.com/search/grad?q=ANIMATION

4 https://www.animationcareerreview.com/q-and-a/common-questions-about-animation-studios

5 https://www.b2w.tv/blog/animation-industry-in-japan-us-south-korea-and-2022-trends

6 https://www.bls.gov/ooh/arts-and-design/multimedia-artists-and-animators.htm

7 https://www.precedenceresearch.com/animation-market

8 https://www.similarweb.com/website/fxfactory.com/

9 https://blogs.nvidia.com/blog/2018/03/28/walt-disney-imagineering-nvidia-star-wars-galaxys-edge-millennium-falcon/

10 https://resources.nvidia.com/en-us-dgx-platform/sony-ai

11 https://www.cnn.com/2023/02/21/tech/microsoft-nvidia-nintendo-activision/index.html

12 https://getunomi.com/buy/

13 https://www.animationmagazine.net/2021/05/pixel-pirate-studio-delivers-a-slam-dunk-with-knucktales/

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

ounomi

Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

unomi

Video Transcript

Hello everyone,

As some of you already know, my name is Obi Onyejekwe and I am the CEO of UNOMi. UNOMi is a 3D and 2D AI software that is currently available for creative professionals. I'm very excited to announce that we finally launched our latest product, which is the UNOMi Avatar Creator. This plugin is designed to allow artists and creative individuals to create fully rigged 3D characters and animate them easily and quickly. It's currently available as a plugin for Adobe After Effects, Premiere Pro, Final Cut, and Motion.

The plugin is also designed to allow users to import pre-made 3D characters and objects from other platforms like Turbo Squid, SketchFab, and Mixamo. Now, all creative individuals will now have access to an extensive library of 3D content and assets that they can use to help tell their story.

Users can also use our 3D lip-syncing software to auto-lip-sync their characters and allow them to speak. This is a huge update that allows you to tell stories in 3D, unlike ever before.

We're also close to the completion of our Motion Capture software, which will work in conjunction with the Avatar Creator plugin. The Motion Capture software will allow users to track human movement from prerecorded footage.

With all that said, please help us with our next milestone. We've gained sales for our software, and now we need your help. Your investment will help us with making small updates as well as locking in sales with multiple enterprise clients.

Thanks again for your support, and we hope that you join us on this great journey.

EXHIBIT G

Webinar Transcript

UNOMi Webinar

0:03
Hi guys, my name is Obi Onyejekwe, I'm the CEO and founder of UNOMi. And UNOMi is a software-as-a-service for animators and video game developers, and our main task is to democratize creativity and help creatives in their goal to create great and amazing content.

0:19
So here's our legal notice. Before I start the presentation, please review at your own discretion.

0:28
So first off about the challenge in animation and creating animated content is... It's very time consuming and expensive. So this pain point reaches multiple industries. So it starts with media which is film and television, gaming which is of course includes game development in general for consoles, mobile apps, and PC desktop games, creative agencies, so this is ad agencies and branding agencies that create content for other brands for marketing purposes, of course, Web 3, this is the creation of Metaverse and NFTs and augmented AR/VR reality, and of course education, so this includes universities that teach animation and video game development that use these tools.

1:11
So, of course, the way we solve this is UNOMi has artificial intelligence AI computer vision technology that reduces the production time but and spend on animation projects.

1:27
So we do this with a suite of software. So first includes our 2D and 3D lip syncing software that automates lip syncing for 2D and 3D animated characters. This does it in seconds versus minutes.

1:41
Of course we have our markerless motion tracking technology that tracks human movement based just from prerecorded footage. So, our software does not require a special specialized camera or tracking suit. So, once you record your footage, just load it in, and UNOMi instantly starts tracking your movement.

2:01
And of course there's our 3D avatar creator tool which is out now - allows you to easily create a 3D animated character which saves you a lot of time and money. And then, of course, add animated, add animated sequences to that character, and instantly you're able to create animated content.

2:17
So our market size is pretty big. It's up to $585, $587 billion. So there's over... and we're targeting 3 demographics ultimately, which is first, universities that teach animation and gaming. So, there's over 700 plus universities that teach animation and gaming in general, and that's globally. Of course, there's over 700 plus animation studios worldwide that teach that actually create animated content and of course there's 58k independent animators in the U.S, that actually create animated content for a living.

2:58
So our go to market strategy, so we partner with Apple in the sense that Apple will be selling our

plugin which is our avatar creator on the Apple store. So that goes up in the next couple of weeks. Then we also are in discussions with Apple to help promote our software on their website. So that's a great opportunity. And so the reason why we're working with Apple is Apple owns Final Cut in Motion and our plugin works directly with Final Cut in Motion, which is the editing software. And then of course motions are I guess you could say creative animation software.

3:34
And then we our software is currently being sold on FxFactory website. But yeah, so we're currently on FxFactory for sale. So we've got a couple sales through there. And then we're on, we have a partnership with NVIDIA, so we're a part of the NVIDIA inception program, so which it gives us access to a lot of the the tools and and and products that NVIDIA provides for their partnership program.

4:09
So our revenue model. So the way we make monies are first with our 2D and 3D lip syncing software which we charge a monthly plan for. So we're also about to roll out annual subscription as well. So this is a SaaS model, so of course users are paying monthly.

4:25
And then we have our Avatar Creator plugin which is a one-time fee of $299. So we're currently selling this on our website as well as FxFactory's website and then it will be for sale for on Apple's platform in the next couple weeks.

4:42
So we've seen significant growth in in test users as well as paid users over time and our game plan’s to just keep scaling this up.

4:56
So our milestones, so we've raised over 100,000 back from Backstage Capital, they were our first lead investor and we've been raising additional capital ever since. We have, we're integrated with Adobe as well as Final Cut in Motion.

5:10
So that's a great opportunity to kind of reach reach and I guess solve the problem for animators and content creators on that use Adobe and of course our software has been used and animated content for The Players’ Tribune.

5:26
So this was a social media project that was called KnuckTales. So it was like 3 episodes of an animated show. So that was released not too long ago. And yes, our software is used in creation of that, of that animated show.

5:42
So our team of course comprised of myself, CEO, UNOMi is my second startup. My first was Nito which was acquired by AOL. I've been a creative director for multiple companies including Nickelodeon, BET, and Dentsu America. So extensive experience as a creative director working in multiple companies as well as leading teams.

6:04

And then our technical lead is Joe Lopez. He has over 17 years of experience in the industry. He's pretty much crafted out the the layout and architecture for our overall software.

6:15

And then Robert Lara is our lead software engineer who's pretty much leads the team, he's worked with multiple Fortune 500 companies in developing their back end software systems.

6:27

And of course Dafa Muhammad was our full stack engineer. He's a lead engineer on the development of all our 3D software.

6:35

This is going mostly to a bit of development as well as marketing. So we're really trying to scale up revenue and sales and then of course maintain software maintenance that will go to just maintaining the updates and any type of bug faces and features that we get feedback that we got, that we get from customers. So, yeah, that's pretty much where most of the capital is going.

7:05

But overall, thank you, and please let me know if you have any questions. We will be answering questions on the campaign on MicroVentures. So please let me know if you have any questions there, and I'll be quick, quick and prompt, to answer all of those questions.

7:23

And so here's a bit of the direct links to all the source material that you can review on your own time and then of course our risk disclosure. Please review this when you get a chance. And another page for that, and the third.

7:44

And yeah, thank you for all your time and then please reach out if you have any questions. Thank you.